FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* German, Michael I.	2. Issuer Name and Ticker or Trading Symbol Energy East Corporation (EAS)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                                       10% Owner
X Officer (give title below)          Other (specify below)

Senior Vice President, Energy East Management Corporation, an affiliate company of Energy East Corporation

(Last) (First) (Middle) Energy East Management Corporation 81 State Street, 5th Floor, Stephens Square	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 31, 2002
(Street) Binghamton, NY 13903-3133		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							29546.5289(1)	D
Common Stock							1198.4850(2)	I	By 401(k) Plan
Common Stock of NEON Communications, Inc. (NOPT) (9)							1000.0000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy) / SAR (3)	10.8750						11/21/97	5/21/07	Common Stock	30000.000		30000.000	D
Employee Stock Option (right to buy) / SAR (3)	17.9375						(4)	2/5/08	Common Stock	100000.000		100000.000	D
Employee Stock Option (right to buy) / SAR (3)	28.7188						6/7/99	5/21/07	Common Stock	10918.000		10918.000	D
Employee Stock Option (right to buy) / SAR (3)	26.7188						(5)	2/19/09	Common Stock	100000.000		100000.000	D
Employee Stock Option (right to buy) / SAR (3)	23.0625						(6)	2/11/10	Common Stock	100000.000		100000.000	D
Employee Stock Option (right to buy) / SAR (3)	18.5500						(7)	2/1/11	Common Stock	80000.000		80000.000	D
Employee Stock Option (right to buy) / SAR (3)	19.6200	2/8/02		A	70000.000		(8)	2/8/12	Common Stock	70000.000		70000.000	D
NEON Communicatons, Inc., EE Stock Option (right to buy)(9)	14.3130						(9)	(9)	Common Stock	18731.000		18731.000	D
NEON Communicatons, Inc., EE Stock Option (right to buy)(9)	4.7500						(9)	(9)	Common Stock	21335.0000		21335.0000	D

Explanation of Responses:

(1) Includes equity securities acquired with reinvested dividends which are exempt from reporting under Rule 16a-11.
(2) Includes equity securities acquired with participant contributions, Company matching fund contributions, and reinvested dividends pursuant to the common stock fund of the Company's 401(k) Plan which are exempt from reporting.
(3) The Stock Appreciation Right (SAR) was issued in tandem with an Employee Stock Option (right to buy). The exercise of a SAR will result in the corresponding cancellation of the Employee Stock Option (right to buy) to the extent of the number of shares of the Company's Common Stock as to which SARs are exercised. The exercise of the Employee Stock Option (right to buy) will result in the corresponding cancellation of a SAR to the extent of the number of shares of the Company's Common Stock as to which the Employee Stock Option (right to buy) is exercised.
(4) The option is exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on January 1, 1999; (b) in aggregate as to no more than 66 2/3% on January 1, 2000; and (c) on January 1, 2001 as to 100% of all options which have not been previously exercised.
(5) The option is exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on February 19, 1999; (b) in aggregate as to no more than 66 2/3% on January 1, 2000; and (c) on January 1, 2001 as to 100% of all options which have not been previously exercised.
(6) The option is exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on February 11, 2000; (b) in aggregate as to no more than 66 2/3% on January 1, 2001; and (c) on January 1, 2002 as to 100% of all options which have not been previously exercised.
(7) The option is exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on February 1, 2001; (b) in aggregate as to no more than 66 2/3% on January 1, 2002; and (c) on January 1, 2003 as to 100% of all options which have not been previously exercised.
(8) The option is exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on February 8, 2002; (b) in aggregate as to no more than 66 2/3% on January 1, 2003; and (c) on January 1, 2004 as to 100% of all options which have not been previously exercised.
(9) The common stock and stock options of NEON Communications, Inc. have no value to the beneficially owner as a result of backruptcy proceedings regarding NEON Communications, Inc. The beneficial owner received no monetary consideration regarding the common stock and stock options of NEON Communications, Inc. NEON Communications, Inc. was a subsidiary corporation of Energy East corporation.

By: /s/ Michael I. German **Signature of Reporting Person	01/29/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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